UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F   [X]           Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [_]                 No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 7, 2003, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended November 30, 2002. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2003 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2003 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                  By:  /s/ Germain Lamonde
                                      --------------------------------------
                                      Name:   Germain Lamonde
                                      Title:  President and Chief
                                              Executive Officer


Date:  January 15, 2003

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment



EXFO POSTS SALES GROWTH FOR THIRD CONSECUTIVE QUARTER

o        SALES INCREASE OF 3% IN FIRST QUARTER
o        GROSS MARGIN IMPROVES TO 57%
o        POSITIVE CASH FLOWS FROM OPERATIONS FOR SECOND CONSECUTIVE QUARTER

QUEBEC CITY, CANADA, January 7, 2003--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced it has posted sales growth for a third consecutive quarter following the release today of first-quarter results for fiscal 2003.

Sales increased 3% to US$17.7 million in the first quarter ended November 30, 2002 from US$17.2 million in the fourth quarter of 2002, but decreased 12% from US$20.1 million in the first quarter of 2002.

"I am encouraged by this third consecutive growth in sales as well as second consecutive increase in gross margin and cash flows from operating activities," said Germain Lamonde, Chairman, President and CEO of EXFO. "They represent remarkable achievements in this difficult environment.

"Our strong balance sheet with US$49 million in cash, our focus on innovation with 45% of sales in the first quarter coming from products that have been on the market two years or less, and our relentless drive to offer best-in-class service and support are increasingly making it clear to our global customer base that EXFO is the long-term partner of choice."

EXFO's pro forma* net loss for the first quarter of fiscal 2003 amounted to US$1.4 million, or US$0.02 per share, compared to a pro forma net loss of US$1.2 million, or US$0.02 per share, for the fourth quarter of 2002 and a pro forma net loss of US$1.9 million, or US$0.03 per share, for the first quarter of 2002.

Net loss for the first quarter of fiscal 2003 decreased to US$2.2 million, or US$0.03 per share, from a net loss of US$3.0 million, or US$0.05 per share, for the previous quarter and a net loss of US$19.1 million, or US$0.33 per share, for the first quarter of 2002.

Gross margin for the first quarter of fiscal 2003 climbed to 56.7% from 51.8% in the fourth quarter of 2002 and 55.1% (excluding an inventory write-off) in the first quarter of last year.

Cash flows from operations reached US$2.8 million in the first quarter of fiscal 2003 compared to US$300,000 in the previous quarter and cash flows from operations used of US$1.7 million in the first quarter of 2002.

"I am pleased with the strong commitment of our workforce towards gains in market share and quality of execution as demonstrated by new product approvals by several customers and key new products gaining traction in the marketplace," Mr. Lamonde added. "We will continue to be creative and remain focused on the network service provider market, and strategically address the system vendor market by leveraging our synergies following the gnubi transaction."

BUSINESS HIGHLIGHTS

In the first quarter of fiscal 2003, EXFO announced the acquisition of substantially all the assets of gnubi communications, L.P., a multi-channel telecom and datacom testing solutions supplier with an established customer base of Tier 1 system vendors and R&D labs.

EXFO, which announced it had an established base of more than 10,000 test platforms on the global market, launched three new products during the first quarter including the FTB-9310 Channel Selector for commissioning and lighting channels in dense wavelength-division multiplexing (DWDM) networks; ProBond, a bonding option for the ProAlign(TM) 5000 Component Assembly Workstation; and the X-Cite 120 Illumination System for fluorescence microscopy applications.

OPERATING EXPENSES

Selling and administrative expenses amounted to US$7.6 million, or 42.9% of sales, for the first quarter of fiscal 2003 compared to US$7.1 million, or 41.3% of sales, for the previous quarter and US$10.3 million, or 51.3% of sales, for the first quarter of 2002.

Gross research and development expenses totaled US$4.2 million, or 23.7% of sales, for the first quarter of fiscal 2003 compared to US$3.2 million, or 18.8% of sales, for the fourth quarter of 2002 and US$4.2 million, or 20.9% of sales, for the first quarter of 2002.

BUSINESS OUTLOOK

Due to anticipated seasonality, EXFO forecasted sales between US$14.0 million and US$17.0 million and a pro forma* net loss between US$0.06 and US$0.03 per share for the second quarter of fiscal 2003.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (EST) to review its first-quarter results for fiscal 2003. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9748. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until January 14, 2003. The replay number is 1-416-695-9728. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

           *PRO FORMA NET LOSS REPRESENTS NET LOSS EXCLUDING AMORTIZATION OF
            GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS, RESTRUCTURING CHARGES AND INVENTORY WRITE-OFFS. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

                                                                       THREE MONTHS ENDED
                                                                          NOVEMBER 30,
                                                                ---------------------------------
                                                                     2001              2002
                                                                     ----              ----
                                                                          (UNAUDITED)

           NET LOSS IN ACCORDANCE WITH GAAP                     $     (19,055)     $      (2,158)

           PRO FORMA ADJUSTMENTS:
           AMORTIZATION OF GOODWILL                                    12,450                  -
           AMORTIZATION OF INTANGIBLE ASSETS                            3,271              1,222
           TAX EFFECT ON AMORTIZATION OF INTANGIBLE ASSETS             (1,145)              (418)
           RESTRUCTURING CHARGES AND INVENTORY WRITE-OFFS               3,910                  -
           TAX EFFECT ON THE RESTRUCTURING CHARGES AND
           INVENTORY WRITE-OFFS                                        (1,368)                 -
                                                                ---------------    --------------

           PRO FORMA NET LOSS                                   $      (1,937)     $      (1,354)
                                                                ===============    ==============

           BASIC AND DILUTED PRO FORMA NET LOSS PER SHARE       $      (0.03)      $      (0.02)

           EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE INVESTOR
           BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN
           ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING
           PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES
           REPORTED BY OTHER COMPANIES.


ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO develops products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors as well as for research and development labs.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including continued global, economic, competitive and market uncertainty, capital spending in the telecommunications sector and our ability to execute successfully in these uncertain conditions; the effects of actions we have taken in response to such uncertainties; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


FOR MORE INFORMATION:
Vance Oliver
Investor Relations
(418) 683-0211
vance.oliver@exfo.com

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                     INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                          AS AT       AS AT
                                                        AUGUST 31,  NOVEMBER 30,
                                                           2002         2002
                                                        ----------  ------------
                                                                     (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                $   9,128    $   7,081
Short-term investments                                      40,553       41,518
Accounts receivable
     Trade, less allowance for doubtful accounts
         of $460 ($520 as at August 31, 2002)                9,881       10,841
     Other                                                   3,267        2,631
Income taxes and tax credits recoverable                    13,473       10,448
Inventories (note 5)                                        23,822       22,284
Prepaid expenses                                             1,280        1,285
Future income taxes                                          1,272        5,170
                                                         ---------    ---------

                                                           102,676      101,258

INCOME TAXES AND TAX CREDITS RECOVERABLE                     6,234        3,874

PROPERTY, PLANT AND EQUIPMENT                               26,246       26,291

INTANGIBLES ASSETS (note 7)                                 16,464       15,959

GOODWILL (note 3)                                           17,576       20,458

FUTURE INCOME TAXES                                          8,730        9,751
                                                         ---------    ---------

                                                         $ 177,926    $ 177,591
                                                         =========    =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 6)        $  10,699    $  10,638
Deferred revenue                                               503          226
Current portion of long-term debt                              100          124
                                                         ---------    ---------

                                                            11,302       10,988

DEFERRED GRANTS                                                654          608

LONG-TERM DEBT                                                 564          540
                                                         ---------    ---------
                                                            12,520       12,136
                                                         ---------    ---------
CONTINGENCY (note 9)

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                              489,611      492,411

CONTRIBUTED SURPLUS                                          1,487        1,495

CUMULATIVE TRANSLATION ADJUSTMENT                           (8,854)      (9,455)

DEFICIT                                                   (316,838)    (318,996)
                                                         ---------    ---------
                                                           165,406      165,455
                                                         ---------    ---------
                                                         $ 177,926    $ 177,591
                                                         =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                          THREE MONTHS ENDED
                                                             NOVEMBER 30,
                                                      --------------------------
                                                          2001         2002
                                                      -----------  -------------

SALES                                                   $ 20,138    $ 17,748

COST OF SALES*                                            12,532       7,685
                                                        --------    --------

GROSS MARGIN                                               7,606      10,063
                                                        --------    --------

OPERATING EXPENSES
Selling and administrative                                10,325       7,608
Net research and development  (note 8)                     3,145       3,311
Amortization of property, plant and equipment              1,348       1,484
Amortization of intangible assets                          3,271       1,222
Restructuring charges (note 4)                               410          --
                                                        --------    --------

TOTAL OPERATING EXPENSES                                  18,499      13,625
                                                        --------    --------

LOSS FROM OPERATIONS                                     (10,893)     (3,562)

Interest income, net                                         699         256
Foreign exchange gain                                         33          27
                                                        --------    --------

LOSS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL    (10,161)     (3,279)
                                                        --------    --------
INCOME TAXES
     Current                                              (2,574)      3,760
     Future                                                 (982)     (4,881)
                                                        --------    --------
                                                          (3,556)     (1,121)
                                                        --------    --------

LOSS BEFORE AMORTIZATION OF GOODWILL                      (6,605)     (2,158)

AMORTIZATION OF GOODWILL (note 2)                         12,450          --
                                                        --------    --------

NET LOSS FOR THE PERIOD                                 $(19,055)   $ (2,158)
                                                        ========    ========

BASIC AND DILUTED LOSS PER SHARE
     Loss before amortization of goodwill               $  (0.11)   $  (0.03)
     Net loss                                           $  (0.33)   $  (0.03)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING (000'S)                                  58,341      62,359

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING (000'S) (note 10)                        58,760      62,753

* Including inventory write-offs of $3,500 and nil for the three months ended November 30, 2001 and 2002, respectively (note 4).


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
            INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

DEFICIT
                                                  THREE MONTHS ENDED
                                                     NOVEMBER 30,
                                            ------------------------------
                                                2001              2002
                                            ------------    --------------

BALANCE - BEGINNING OF PERIOD                 $  (8,314)        $(316,838)

ADD
Net loss for the period                         (19,055)           (2,158)
                                              ---------         ---------

BALANCE - END OF PERIOD                       $ (27,369)        $(318,996)
                                              =========         =========




CONTRIBUTED SURPLUS
                                                  THREE MONTHS ENDED
                                                     NOVEMBER 30,
                                            ------------------------------
                                                2001              2002
                                            ------------    --------------

BALANCE - BEGINNING OF PERIOD                    $1,457            $1,487

ADD
Premium on resale of share capital                   26                 8
                                                 ------            ------
BALANCE - END OF PERIOD                          $1,483            $1,495
                                                 ======            ======




The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                     THREE MONTHS ENDED
                                                        NOVEMBER 30,
                                                 ------------------------

                                                     2001        2002
                                                 -----------  -----------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                           $ (19,055)   $  (2,158)
Add (deduct) items not affecting cash and
   cash equivalents
     Discount on short-term investments                 540          257
     Inventory write-offs                             3,500           --
     Amortization                                    17,069        2,706
     Foreign exchange gains on disposal of
        short-term investments                          (79)         (42)
     Future income taxes                               (982)      (4,881)
Change in non-cash operating items
     Accounts receivable                              8,921         (375)
     Income taxes and tax credits recoverable        (8,111)       5,305
     Inventories                                       (991)       2,195
     Prepaid expenses                                    51           31
     Accounts payable and accrued liabilities        (2,222)         113
     Deferred revenue                                  (115)        (274)
     Deferred grants                                   (219)         (42)
                                                  ---------    ---------

                                                     (1,693)       2,835
                                                  ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                             (37)         (36)
Redemption of share capital                              (2)          (6)
Resale of share capital                                  28           14
Share issue expenses                                    (14)           4
                                                  ---------    ---------
                                                        (25)         (24)
                                                  ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                (278,646)     (88,749)
Proceeds from disposal of short-term
   investments                                      306,576       87,389
Additions to property, plant and
   equipment and intangible assets                   (3,138)      (1,649)
Business combinations (note 3)                       (9,756)      (1,841)
                                                  ---------    ---------
                                                     15,036       (4,850)
                                                  ---------    ---------

CHANGE IN CASH AND CASH EQUIVALENTS                  13,318       (2,039)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES
    ON CASH AND CASH EQUIVALENTS                       (171)          (8)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       7,729        9,128
                                                  ---------    ---------

CASH AND CASH EQUIVALENTS - END OF PERIOD         $  20,876    $   7,081
                                                  =========    =========

SUPPLEMENTARY INFORMATION
Interest paid                                     $      53    $     137
Income taxes paid (recovered)                     $   4,473    $    (925)


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1   INTERIM FINANCIAL INFORMATION

    The financial information as at November 30, 2002 and for the periods ended November 30, 2001 and 2002 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

    These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2   NEW ACCOUNTING STANDARDS

    In November 2001, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This new accounting guideline, which the company will adopt prospectively on September 1, 2003, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact the adoption of this new guideline will have on its financial statements. In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company adopted this new standard prospectively on September 1, 2002. The company elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method and consequently, the adoption of this new standard had no impact on the company's financial results. However, the company complied with the standard by providing the required pro forma disclosures.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    Therefore, if the fair value-based method had been used to account for stock-based compensation costs related to stock options granted to employees since September 1, 2002, the net loss and the related net loss per share figures would be as follows on a pro forma basis:

                                                THREE MONTHS ENDED
                                                 NOVEMBER 30, 2002
                                                ------------------
                                                      (UNAUDITED)

    Net loss for the period                          $     (2,158)
    Pro forma adjustment for stock-based
        compensation costs                                    (57)
                                                ------------------

    Pro forma net loss for the period                $     (2,215)
                                                ==================

    Net loss per share                               $      (0.03)
    Pro forma net loss per share                     $      (0.04)

    These options, which have a weighted average fair value of $0.60, will generate aggregate stock-based compensation costs of $607,700 over their vesting periods. Those costs will be amortized over their vesting periods using the graded vesting method resulting in annual stock-based compensation costs of $260,400, $190,500, $107,500 and $49,300 over the next four fiscal years.

    The fair value of options granted was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                THREE MONTHS ENDED
                                                 NOVEMBER 30, 2002
                                                ------------------
                                                      (UNAUDITED)

    Risk-free interest rate                               4.2%
    Expected volatility                                    80%
    Dividend yield                                         Nil
    Weighted average expected life                   29 months

    The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    In August 2001, the CICA issued section 3062 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon the adoption of this section. For any acquisitions completed after June 30, 2001, goodwill is not amortized.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    The company adopted section 3062 prospectively from September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

    Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

    This change in accounting policy has been applied prospectively and consequently, the amounts presented for prior periods have not been restated. The consolidated statement of earnings for the three months ended November 30, 2001 shows the net loss and the net loss per share figures before the amortization of goodwill.


3   BUSINESS COMBINATION

    On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of GNUBI COMMUNICATIONS, L.P., a U.S. company which supplies multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories. This acquisition was made to fully complement the company's offering, to enhance its competitive position with network service providers and system vendors as well as to expand its presence in the data communications test market.

    This acquisition was settled for a total consideration valued at $4,637,000 including acquisition-related costs of $136,000. The consideration paid consisted of $1,841,000 in cash, $2,796,000 by the issuance of 1,479,290 subordinate voting shares and a cash contingent consideration up to a maximum of $2,900,000, based on sales volume of EXFO Gnubi for fiscal 2003.

    The cash contingent consideration to be paid upon the realization of the defined sales volume will be accounted for as additional acquisition cost and will be recognized as additional cost of acquired core technology as sales occur.

    The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002.

    This acquisition has been accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

    The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:


                                                       (UNAUDITED)

    Assets acquired
         Current assets                               $       755
         Property, plant and equipment                        334
         Core technology                                      750
    Current liabilities assumed                              (134)
                                                      -------------
    Net identifiable assets acquired                        1,705

    Goodwill                                                2,932
                                                      -------------
    Purchase price                                          4,637

    Less: Subordinate voting shares issued                  2,796
                                                      -------------
    Cash paid                                         $     1,841
                                                      =============

    Core technology, which represents the existing technology that has reached technological feasibility, is amortized on a straight-line basis over its estimated useful life of five years. Goodwill, which will be fully deductible for income tax purposes, is not amortized but will be reviewed for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of EXFO Gnubi below its carrying value.


4   RESTRUCTURING CHARGES AND INVENTORY WRITE-OFFS

    In November 2001, the company incurred restructuring charges to reduce costs and increase efficiency. The company recorded $410,000 in severance expenses for the 101 employees who were terminated, which are included in the restructuring charges in the statement of earnings for the three months ended November 30, 2001. The company also recorded $3,500,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same period. As at November 30, 2002, these severance expenses were fully paid.


5   INVENTORIES

                                          AS AT           AS AT
                                        AUGUST 31,     NOVEMBER 30,
                                          2002            2002
                                       -----------    -------------
                                                       (UNAUDITED)

     Raw materials                     $    13,507    $     12,578
     Work in progress                        1,382           1,206
     Finished goods                          8,933           8,500
                                       -----------    -------------

                                       $    23,822    $     22,284
                                       ===========    =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


6   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                              AS AT            AS AT
                                            AUGUST 31,       NOVEMBER 30,
                                               2002            2002
                                           ------------    --------------
                                                             (UNAUDITED)

     Trade                                 $      4,738    $        4,592
     Salaries and social benefits                 2,638             3,442
     Commissions                                    283               202
     Tax on capital                                 856               490
     Warranty                                       849               833
     Restructuring charges                          782               676
     Other                                          553               403
                                           ------------    ---------------

                                           $     10,699    $       10,638
                                           ============    ===============

7   INTANGIBLE ASSETS

                                                                AS AT AUGUST 31, 2002
                                         -----------------------------------------------------------------
                                                COST                ACCUMULATED                NET
                                                                   AMORTIZATION
                                         -------------------    --------------------   -------------------

     Core technology                     $         31,086       $         14,816       $        16,270
     Acquired in-process research
       and development                              4,195                  4,195                     -
     Work force                                     2,148                  2,148                     -
     Other                                            498                    304                   194
                                         -------------------    --------------------   --------------------
                                         $         37,927       $         21,463       $        16,464
                                         ===================    ====================   ====================


                                                               AS AT NOVEMBER 30, 2002
                                         ------------------------------------------------------------------
                                                COST                ACCUMULATED                NET
                                                                   AMORTIZATION
                                         -------------------    --------------------   --------------------
                                                                     (UNAUDITED)

     Core technology                     $         31,767       $         15,953       $        15,814
     Acquired in-process research
       and development                              4,185                  4,185                         -
     Work force                                     2,141                  2,141                         -
     Other                                            501                    356                   145
                                         -------------------    --------------------   --------------------
                                         $         38,594       $         22,635       $        15,959
                                         ===================    ====================   ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


8    NET RESEARCH AND DEVELOPMENT EXPENSES

                                                            THREE MONTHS ENDED
                                                               NOVEMBER 30,
                                                  -----------------------------------------
                                                          2001                  2002
                                                  ------------------    -------------------
                                                       (UNAUDITED)           (UNAUDITED)

     Gross research and development expenses      $          4,210      $          4,207
     Research and development tax credits                     (942)                 (881)
     Government grants                                        (123)                  (15)
                                                  ------------------    -------------------
                                                  $          3,145      $          3,311
                                                  ==================    ===================

9   CONTINGENCY

    On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

    On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

    prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

    In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and on October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Telling Agreements entered into with the plaintiffs.

    Management believes that the company and its executive officers have fully complied with all applicable securities laws and that the claims against it are without merit. The company has referred this matter to its insurers and is vigorously defending its position in this litigation. However, at this time, it is not possible to predict the outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the consolidated financial statements as of November 30, 2002.


10  LOSS PER SHARE

    The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculation:

                                                                     THREE MONTHS ENDED
                                                                        NOVEMBER 30,
                                                           -----------------------------------------
                                                                       2001                  2002
                                                           ------------------    -------------------
                                                                (UNAUDITED)             (UNAUDITED)

     Basic weighted average number of shares
        outstanding (000's)                                          58,341                62,359
     Stock options (000's)                                               60                   179
     Restricted stock awards (000's)                                    359                   215
                                                           ------------------    -------------------
     Diluted weighted average number of shares
        outstanding (000's)                                          58,760                62,753
                                                           ==================    ===================

     Stock options excluded from the calculation
         of diluted earnings per share because the
         exercise price was greater than the average
         market price of the common shares (000's)                    2,428                 2,577
                                                           ==================    ===================

    The diluted loss per share for the three months ended November 30, 2001 and 2002, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


11  DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

    These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 19 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent consolidated annual financial statements and provides a quantitative analysis of the significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

    RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                                                                                 THREE MONTHS ENDED
                                                                                                    NOVEMBER 30,
                                                                                      -----------------------------------------
                                                                                               2001                 2002
                                                                                      ------------------    -------------------
                                                                                          (UNAUDITED)           (UNAUDITED)

   Net loss for the period in accordance with Canadian GAAP                                $ (19,055)             $ (2,158)
   Non-cash stock-based compensation costs related to stock option plan                         (207)                  (53)
   Non-cash stock-based compensation costs related to stock purchase plan                       (127)                  (71)
   Non-cash stock-based compensation costs related to restricted stock award
       plan                                                                                     (912)                 (347)
   Unrealized losses on forward exchange contracts                                              (266)                    -
   Future income taxes on forward exchange contracts                                              88                     -
   Acquired in-process research and development                                               (1,260)                    -
   Future income taxes on acquired in-process research and development                           (46)                    -
   Amortization of intangible assets                                                               -                   239
   Future income taxes on amortization of intangible assets                                        -                   (80)
   Amortization of goodwill                                                                   (3,242)                    -
                                                                                      ------------------    -------------------
   Net loss for the period in accordance with U.S. GAAP                                      (25,027)               (2,470)

   Other comprehensive loss
       Foreign currency translation adjustments                                               (5,096)                 (601)
                                                                                      ------------------    -------------------

   Comprehensive loss                                                                      $ (30,123)             $ (3,071)
                                                                                      ==================    ===================
   Basic and diluted net loss per share in accordance with
       U.S. GAAP                                                                           $   (0.43)             $  (0.04)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

    SHAREHOLDERS' EQUITY

    As a result of the aforementioned adjustment to net loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

    SHARE CAPITAL

                                                                                       AS AT                    AS AT
                                                                                    AUGUST 31,              NOVEMBER 30,
                                                                                       2002                     2002
                                                                               ---------------------    ----------------------
                                                                                                             (UNAUDITED)
    Share capital in accordance with Canadian GAAP                                    $ 489,611                $ 492,411
    Stock-based compensation costs related to stock purchase
        plan
        Current period                                                                      (64)                     (45)
        Cumulative effect of prior periods                                                2,542                    5,748
    Reclassification from other capital upon exercise of restricted stock
        awards                                                                            3,270                        -
    Shares issued upon business combinations                                             65,584                   65,584
                                                                               ---------------------    ----------------------
    Share capital in accordance with U.S. GAAP                                        $ 560,943                $ 563,698
                                                                               =====================    ======================


    DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                      AS AT                    AS AT
                                                                                    AUGUST 31,              NOVEMBER 30,
                                                                                       2002                     2002
                                                                               ---------------------    ----------------------
                                                                                                             (UNAUDITED)
    Deferred stock-based compensation costs in accordance with Canadian
        GAAP                                                                           $      -                 $      -
    Stock-based compensation costs related to stock-based compensation plans
        Cumulative effect of prior periods                                               (7,968)                  (2,867)
    Amortization for the period                                                           4,698                      578
    Reduction of stock-based compensation costs                                             403                       41
                                                                               ---------------------    ----------------------

    Deferred stock-based compensation costs in accordance with U.S. GAAP               $ (2,867)                $ (2,248)
                                                                               =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    OTHER CAPITAL

                                                                                      AS AT                    AS AT
                                                                                    AUGUST 31,              NOVEMBER 30,
                                                                                       2002                     2002
                                                                               ---------------------    ----------------------
                                                                                                             (UNAUDITED)
    Other capital in accordance with Canadian GAAP                                     $      -                 $      -
    Stock-based compensation costs related to stock-based compensation plans
        Cumulative effect of prior periods                                               12,350                    7,693
    Reduction of stock-based compensation costs                                          (1,387)                    (103)
    Reclassification to share capital upon exercise of restricted stock
        awards                                                                           (3,270)                       -
                                                                               ---------------------    ----------------------

    Other capital in accordance with U.S. GAAP                                         $  7,693                 $  7,590
                                                                               =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     DEFICIT

                                                                                      AS AT                    AS AT
                                                                                    AUGUST 31,              NOVEMBER 30,
                                                                                       2002                     2002
                                                                               ---------------------    ----------------------
                                                                                                             (UNAUDITED)
    Deficit in accordance with Canadian GAAP                                          $(316,838)              $(318,996)
    Stock-based compensation costs related to stock-based compensation plans
        Current period                                                                   (3,650)                   (471)
        Cumulative effect of prior periods                                               (6,924)                (10,574)
    Unrealized gains on forward exchange contracts, net of related future income taxes
        Current period                                                                      232                       -
        Cumulative effect of prior periods                                                  117                     349
    Future income taxes on acquired in-process research and development
        Current period                                                                     (444)                      -
        Cumulative effect of prior periods                                                 (936)                 (1,380)
    Write-down of goodwill and intangible assets
        Current period                                                                  (62,557)                      -
        Cumulative effect of prior periods                                                    -                 (62,557)
    Future income taxes on write-down of intangible assets
        Current period                                                                   (1,154)                      -
        Cumulative effect of prior periods                                                    -                  (1,154)
    Amortization of intangible assets
        Current period                                                                      239                     239
        Cumulative effect of prior periods                                                    -                     239
    Future income taxes on amortization of intangible assets
        Current period                                                                      (80)                    (80)
        Cumulative effect of prior periods                                                    -                     (80)
    Amortization of goodwill
        Current period                                                                   (9,263)                      -
        Cumulative effect of prior periods                                               (8,453)                (17,716)
    Change in reporting currency
        Cumulative effect of prior periods                                                1,016                   1,016
                                                                               ---------------------    ----------------------

    Deficit in accordance with U.S. GAAP                                              $(408,695)              $(411,165)
                                                                               =====================    ======================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                      AS AT                    AS AT
                                                                                    AUGUST 31,              NOVEMBER 30,
                                                                                       2002                     2002
                                                                               ---------------------    ----------------------
                                                                                                             (UNAUDITED)
    Foreign currency translation adjustments
    Balance - Beginning of period                                                     $ (9,349)                $ (9,870)
    Change during the period                                                              (521)                    (601)
                                                                               ---------------------    ----------------------

    Balance - End of period                                                           $ (9,870)                $ (10,471)
                                                                               =====================    ======================

    BALANCE SHEETS

    The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP.

                                                      AS AT AUGUST 31, 2002                   AS AT NOVEMBER 30, 2002
                                              --------------------------------------- ----------------------------------------
                                                  AS REPORTED            U.S. GAAP          AS REPORTED           U.S. GAAP

                                                                                            (UNAUDITED)        (UNAUDITED)
    Intangible assets
        Cost                                  $         37,927   $         30,301     $         38,594     $         30,981
        Accumulated amortization                       (21,463)           (17,030)             (22,635)             (17,992)
                                              ------------------ -------------------- -------------------- -------------------
                                              $         16,464   $         13,271     $         15,959     $         12,989
                                              ================== ==================== ==================== ===================
    Goodwill
        Cost                                  $         87,025   $         92,747     $         89,821     $        95,532
        Accumulated amortization                       (69,449)           (87,251)             (69,363)            (87,346)
                                              ------------------ -------------------- -------------------- -------------------
                                              $         17,576   $          5,496     $         20,458     $         8,186
                                              ================== ==================== ==================== ===================
    Shareholders' equity
        Share capital                         $        489,611   $        560,943     $        492,411     $       563,698
        Contributed surplus                              1,487              1,487                1,495               1,495
        Cumulative translation
             adjustment                                 (8,854)                 -               (9,455)                  -
        Deferred stock-based
             compensation costs                              -             (2,867)                   -              (2,248)
        Other capital                                        -              7,693                    -               7,590
        Deficit                                       (316,838)          (408,695)            (318,996)           (411,165)
        Accumulated other
             comprehensive loss                              -             (9,870)                   -             (10,471)
                                              ------------------ -------------------- -------------------- -------------------
                                              $        165,406   $        148,691     $        165,455     $       148,899
                                              ================== ==================== ==================== ===================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    STATEMENTS OF CASH FLOWS

    For the periods ended November 30, 2001 and 2002, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

    UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATION

    Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.

    The following unaudited pro forma information reflects the results of operations as if the acquisition of substantially all the assets of GNUBI COMMUNICATIONS, L.P., had been completed on September 1, 2001 and 2002.

    Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                                                  THREE MONTHS ENDED
                                                     NOVEMBER 30,
                                           ----------------------------------
                                                2001              2002
                                           ---------------    ---------------
                                             (UNAUDITED)        (UNAUDITED)

    Sales                                  $      23,346      $     17,948
    Net loss                               $     (26,337)     $     (2,668)
    Basis and diluted net loss per share   $      (0.44)      $     (0.04)

    NEW ACCOUNTING STANDARDS

    In July 2001, the Financial Accounting Standard Board (FASB) issued SFAS 142 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of this statement. For any acquisitions completed after June 30, 2001, goodwill is not amortized. The company adopted SFAS 142 prospectively on September 1, 2002. Upon the adoption of this new statement, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the SFAS 142, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under SFAS 142, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

    The following table summarizes the impact of this change in accounting policy on the net loss and the net loss per share for the comparative previous period on a pro forma basis:

                                                   THREE MONTHS ENDED
                                                    NOVEMBER 30, 2001
                                                   ------------------
                                                      (UNAUDITED)

    Net loss for the period                        $       (25,027)
    Add back:
    Amortization of goodwill for the period                 15,692
                                                   ------------------
    Pro forma net loss for the period              $        (9,335)
                                                   ==================

    Pro forma basic and diluted net loss per share $         (0.16)

    In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company adopted this new standard prospectively on September 1, 2002 and its adoption had no impact on the company's financial statements.

    In October 2001, the FASB issued SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

    In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002, or for transactions occurring after May 15, 2002 related to SFAS 13, paragraph 8 and 9 (c). This statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


    SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The company adopted this new standard prospectively on September 1, 2002, and its adoption had no impact on the company's financial statements.

    In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity". This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in SFAS 6 is met. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The company will adopt this new standard prospectively on January 1, 2003, and its adoption will have no impact on the company's financial statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U. S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING CONTINUED GLOBAL ECONOMIC UNCERTAINTY, CAPITAL SPENDING IN THE TELECOMMUNICATIONS SECTOR AND OUR ABILITY TO EXECUTE SUCCESSFULLY IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH DECREASED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING NEW PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED COMPANIES; THE COMPETITIVE LANDSCAPE; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


OVERVIEW

         The fiber-optic telecommunications industry is still experiencing difficult times. Established telecommunications carriers continued to reduce their capital expenditures to improve short-term financials and reduce debt loads, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry, including in research and development, manufacturing, installation and maintenance, as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected due to the dramatic reduction in the deployment of optical networks. However, vendors with extensive product portfolios, which include all-in-one protocol-, optical- and physical-layer test solutions, continued to market their products to network service providers, who needed to upgrade their networks to higher transmission rates, add DWDM channels or maintain their existing networks. Likewise, test, measurement and automation vendors, whose products increase efficiency and reduce costs on the production floor, still attracted the attention of system and optical component manufacturers, who kept investing in their research and development programs to stay ahead of the competition.

         In October 2002, we completed, through our newly created wholly-owned subsidiary EXFO Gnubi Products Group Inc., the previously announced acquisition of substantially all the assets of GNUBI COMMUNICATIONS, L.P., a multi-channel telecom and datacom testing solutions supplier with an established customer base of Tier 1 system vendors and research and development laboratories. This acquisition was made to fully complement our offering, to enhance our competitive position with network service providers and system vendors as well as to expand our presence in the data communications test market. This acquisition was settled for a total consideration of $4.6 million. The consideration paid consisted in $1.8 million in cash, $2.8 million by the issuance of 1.5 million subordinate voting shares and a cash contingent consideration up to a maximum of $2.9 million, based on sales volume for 2003. This acquisition has been accounted for using the purchase method and resulted in goodwill of $2.9 million.

         During the first quarter of 2003, we reached a base of more than 10,000 test platforms on the global market and we launched three new products including the FTB-9310 Channel Selector for commissioning and lighting channels in dense wavelength-division multiplexing (DWDM) networks; ProBond, a bonding option for the ProAlign(TM) 5000 Component Assembly Workstation; and the X-Cite 120 Illumination System for fluorescence microscopy applications.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the critical accounting policies and estimates in our most recent annual report filed with securities commissions. The following details the changes in critical accounting policies that occured since our most recent annual report.

         IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value. On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants Handbook (CICA), we performed an initial impairment test of goodwill based on a fair value method. For the purposes of this test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. For the purposes of the evaluation of the fair value of reporting units, we used future discounted cash flows to estimate the fair value of each reporting unit. The periods used for the cash flows were ten and eleven years, with annual growth rates ranging from 10% to 30% and discount rates ranging from 15% to 18%. The assumptions used reflect our best estimates. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill was not considered impaired.

         Furthermore, we assess impairment of intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value.

RESULTS OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations for the three months ended November 30, 2001 and 2002 should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in thousands of US dollars, except per share data and as otherwise noted. Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP, except as described in note 11 to our interim consolidated financial statements.

                                                 THREE MONTHS ENDED       THREE MONTHS ENDED
                                                    NOVEMBER 30,             NOVEMBER 30,
                                                ---------------------    ----------------------
                                                  2001         2002         2001        2002
                                                ---------    --------    ----------   ---------
                                                      (UNAUDITED)              UNAUDITED)
Sales                                            $ 20,138    $ 17,748        100.0%      100.0%
Cost of sales                                      12,532       7,685         62.2        43.3
                                                 --------    --------    ----------   ---------
Gross margin*                                       7,606      10,063         37.8        56.7
                                                 --------    --------    ----------   ---------
Operating expenses
     Selling and administrative                    10,325       7,608         51.3        42.9
     Net research and development                   3,145       3,311         15.6        18.7
     Amortization of property, plant
         and equipment                              1,348       1,484          6.7         8.3
     Amortization of intangible assets              3,271       1,222         16.3         6.9
     Restructuring charges                            410          --          2.0          --
                                                 --------    --------    ----------   ---------
Total operating expenses                           18,499      13,625         91.9        76.8
                                                 --------    --------    ----------   ---------

Loss from operations                              (10,893)     (3,562)       (54.1)      (20.1)
Interest income, net                                  699         256          3.5         1.4
Foreign exchange gain                                  33          27          0.1         0.2
                                                 --------    --------    ----------   ---------
Loss before income taxes and amortization
     of goodwill                                  (10,161)     (3,279)       (50.5)      (18.5)
Income taxes                                       (3,556)     (1,121)       (17.7)       (6.3)
                                                 --------    --------    ----------   ---------
Loss before amortization of goodwill               (6,605)     (2,158)       (32.8)      (12.2)
Amortization of goodwill                           12,450          --         61.8        --
                                                 --------    --------    ----------   ---------
Net loss for the period                          $(19,055)   $ (2,158)       (94.6)%     (12.2)%
                                                 ========    ========    ==========   =========
Basic and diluted net loss per share             $  (0.33)   $  (0.03)

Research and development data:
     Gross research and development              $  4,210    $  4,207         20.9%       23.7%
     Net research and development                $  3,145    $  3,311         15.6%       18.7%

Other data:**
Pro forma net loss                               $ (1,937)   $ (1,354)        (9.6)%      (7.7)%
Basic and diluted pro forma net loss per share                           $   (0.03)   $  (0.02)

* Including inventory write-offs of $3,500 and nil for the three months ended November 30, 2001 and 2002, respectively. Excluding inventory write-offs of $3,500 for the three months ended November 30, 2001, gross margin would have reached 55.1% for that period. This latter information is a non-GAAP measure.

** Net loss excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges as well as inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

SALES

         For the three months ended November 30, 2002, sales decreased 11.9% to $17.7 million from $20.1 million for the same period last year. The decrease in sales directly relates to a reduced demand for our products and pricing pressure attributable to the severe downturn in the telecommunications industry. The fiber-optic telecommunications industry is still experiencing difficult times. Established telecommunications carriers continued to reduce their capital expenditures to improve short-term financials and reduce debt loads, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry, including in research and development, manufacturing, installation and maintenance, as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected due to the dramatic reduction in the deployment of optical networks. Consequently, both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure. With regard to sales distribution, it was a 66%-34% split in favor of our Portable and Monitoring products for the three months ended November 30, 2002, compared to 62%-38% in favor of our Portable and Monitoring products for the same period last year. We expect the sales split to remain the same in the upcoming quarters, given gray market and the state of the component vendor market that affect sales of our Industrial and Scientific products.

         Net accepted orders increased 24% to $15.8 million in the first quarter of 2003 from $12.7 million for the same period last year. Our net book-to-bill ratio increased to 0.89 in the first quarter of 2003, compared to 0.63 for the same period last year. Order cancellations amounted approximately to $414,000 for the first quarter of 2003. Without these cancellations, our book-to-bill ratio would have reached 0.91.

         North American sales accounted for 61% and 57% of global sales for the three months ended November 30, 2002 and 2001, respectively. International sales represented 39% and 43% of global sales for the three months ended November 30, 2002 and 2001, respectively. The shift in the geographic distribution of our sales is directly related to an increase of our sales to the American market and a decrease of our sales to the Asian market. For the three months ended November 30, 2002, sales to the American market amounted to 58%, compared to 52% for the same period last year, while sales to the Asian market were 13% in the first quarter of 2003, compared to 17% for the same period last year. Most of our sales to the Asian market are made with through tenders, which may vary in number and significance from quarter to quarter.

         We sell our products to a broad range of customers including telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories. For the three months ended November 30, 2002, we had only one 10% customer, with 12.9% of our sales, while our three most significant customers represented 24.1% of our sales for that same period. No customer accounted for more than 7.5% of our sales for the same period last year.


GROSS MARGIN

         Gross margin amounted to 56.7% of sales for the three months ended November 30, 2002, compared to 37.8% for the same period last year.

         The percentage increase is due to the following reasons. First of all, during the first quarter of 2002, we recorded $3.5 million in inventory write-offs for excess and obsolete inventories. Excluding this special charge, gross margin would have reached 55.1% of sales for that period. Secondly, in the first quarter of 2002, we were just at the beginning of our restructuring efforts, while in the first quarter of 2003, we took full advantage of our restructuring actions taken during fiscal 2002, with lower manufacturing costs and increased efficiency. Thirdly, the shift in the geographic distribution of our sales in the third quarter of 2003 resulted in more sales in North America where gross margin tends to be higher and less sales made in Asia where gross margin tends to be lower

         We expect our gross margin to fluctuate for the upcoming quarters as our sales may fluctuate. Our gross margin can be negatively affected by competitive pricing pressure, increase in obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the fiber-optic test, measurement, monitoring and automation industry.


SELLING AND ADMINISTRATIVE

         For the three months ended November 30, 2002, selling and administrative expenses were $7.6 million, or 42.9% of sales, compared to $10.3 million, or 51.3% of sales for the same period last year. The dollar decrease is directly related to lower expenses resulting from our restructuring plans mainly implemented during fiscal 2002 and lower commission expenses since our sales decreased quarter over quarter. However, this decrease was offset in part by the impact of the acquisitions of EXFO Protocol in November 2001 and EXFO Gnubi in October 2002. Overall, despite the decrease in sales in the first quarter of 2003 compared to the same period last year and the effects of the acquisitions of EXFO Protocol and EXFO Gnubi, we were able to reduce our selling and administrative expenses as a percentage of sales by over 8%, mainly because of our recent restructuring efforts.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, as well as provide quality service to customers and integrate our acquired businesses.


RESEARCH AND DEVELOPMENT

         For the three months ended November 30, 2002, gross research and development expenses totaled $4.2 million, or 23.7% of sales, compared to $4.2 million, or 20.9% of sales for the same period last year. The stability in gross research and development dollars quarter over quarter is due to the effects of our recent restructuring actions offset by the effects of the acquisitions of EXFO Protocol and EXFO Gnubi, which, combined, carried out a significant level of research and development activities.

         The percentage increase reflects our strong focus on innovation despite the decrease in sales. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensuring the long-term growth and profitability of the company. In the first quarter of 2003, 45% of sales originated from products that have been on the market for two years or less. For the first quarter of 2002, this number reached 56% of sales.

         For the three months ended November 30, 2002, tax credits and grants from federal, provincial and state governments for research and development activities were $896,000, or 21.3% of gross research and development expenses, compared to $1.1 million, or 25.3% of gross research and development expenses for the same period last year. Our tax credits and grants decreased in dollars despite the fact that our gross research and development expenses remained flat quarter over quarter. The primary reason for that decrease is the end of certain government grant programs and because of the recent acquisition of U.S.-based GNUBI, as we carried out more research and development activities in the U.S., where such activities are not eligible for tax credits.

         In terms of net research and development expenses, they amounted to 18.7% and 15.6% of sales for the three months ended November 30, 2002 and 2001, respectively. Although we intend to reduce our research and development expenses as a percentage of sales in the future, we expect to continue investing heavily in research and development in the upcoming year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.


AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the four strategic acquisitions that we made over the last two fiscal years and in the first quarter of 2003, we recorded $61.9 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisitions, resulted in amortization expenses of $1.2 million and $3.3 million for the three months ended November 30, 2002 and 2001, respectively.

         Intangible assets related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions have been reviewed for impairment in May 2002 and this resulted in a pre-tax write-down charge of $23.7 million in the third quarter of 2002. Considering this write-down, the amortization of intangible assets decreased by approximately $1.6 million in the first quarter of 2003, compared to the same period last year. Also, as at August 31, 2002, acquired in-process research and development and work force related to the acquisitions made over the last two fiscal years were fully amortized.


RESTRUCTURING CHARGES

         During the three months ended November 30, 2001, we implemented a structured plan to reduce our costs. Under that plan, we recorded $410,000 in severance expenses for the 101 employees who were terminated. During the first quarter of 2003, no such action was needed.

         Our past cost-cutting measures represented our best efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.

INTEREST INCOME, NET

         Net interest income amounted to $256,000 and $699,000 for the three months ended November 30, 2002 and 2001, respectively. The decrease in our net interest income in the first quarter of 2003 compared to the same period last year is directly related to the use of short-term investments to finance the strategic acquisitions of EXFO Protocol and EXFO Gnubi, our operating activities of fiscal 2002 and the purchases of property, plant and equipment.

         We expect our net interest income to remain relatively flat over the next quarters.


FOREIGN EXCHANGE GAIN

         Foreign exchange gain amounted to $27,000 and $33,000 for the three months ended November 30, 2002 and 2001, respectively.

         These foreign exchange gains are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

         We manage our exposure to currency risk with forward exchange contracts and operating activities denominated in currencies other than the Canadian dollar.


INCOME TAXES

         Our effective income tax recovery rate was 34.2% and 35.0% for the three months ended November 30, 2002 and 2001, respectively. The slight decrease in our effective income tax recovery rate is the result of valuation allowances taken on newly created future income tax assets of one of our subsidiaries, because it is more likely than not that these assets will not be recovered.

         As at November 30, 2002, future income tax assets were $14.9 million and mainly relate to tax losses, provisions and accruals as well as research and development expenses. Our current forecasts demonstrate that most of the future income tax assets should be recovered over the next three fiscal years. However, if we obtain information that causes our forecast of future taxable income to change or if actual future taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our net earnings in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis.

         Research and development expenses and most of the provisions and accruals can be carried forward indefinitely against future years taxable income. The Canadian tax losses, which represent $3.8 million in future income tax assets, expire over the next seven years while U.S. tax losses, which represent $3.8 million in future income tax assets, expire in 19 and 20 years.

         Furthermore, as at November 30, 2002, income taxes and tax credits recoverable were $14.3 million. The current portion, amounting to $10.4 million, consists of income taxes recoverable upon the carry-back of the fiscal 2002 tax losses, as well as refundable research and development tax credits earned in previous periods. The long-term portion, amounting to

$3.9 million, represents research and development tax credits, as well as tax deductions that can be carried back against previous years taxable income.


AMORTIZATION OF GOODWILL

In conjunction with the four strategic acquisitions that we made over the last two fiscal years and in the first quarter of 2003, we recorded $312.0 million in goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expense of $12.5 million in the first quarter of 2002. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in sections 1581 and 3062 of the CICA and, consequently, goodwill resulting from these acquisitions was not amortized.

         As of September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expense for goodwill.


NET LOSS

         Net loss amounted to $2.2 million and $19.1 million for the three months ended November 30, 2002 and 2001, respectively. In terms of per share amounts, we recorded a net loss of $0.03 and $0.33 for the three months ended November 30, 2002 and 2001, respectively.


PRO FORMA NET LOSS

         As a measure to assess financial performance, we use pro forma net loss and pro forma net loss per share. Pro forma net loss represents net loss excluding amortization of goodwill and the after-tax effect of amortization of intangible assets, restructuring charges as well as inventory write-offs.

         Pro forma net loss amounted to $1,4 million and $1.9 million for the three months ended November 30, 2002 and 2001, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.02 and $0.03 for the three months ended November 30, 2002 and 2001, respectively.

         Pro forma net loss is reconciled as follows:

                                                  THREE MONTHS ENDED
                                                     NOVEMBER 30,
                                                -----------------------
                                                    2001        2002
                                                ----------    ---------
                                                       (UNAUDITED)
Net loss in accordance with GAAP                  $(19,055)   $ (2,158)

Pro forma adjustments:
Amortization of goodwill                            12,450          --
Amortization of intangible assets                    3,271       1,222
Tax effect on amortization of intangible assets     (1,145)       (418)
Restructuring charges and inventory write-offs       3,910          --
Tax effect on the restructuring charges and
    inventory write-offs                            (1,368)         --
                                                  --------    --------
Pro forma net loss                                $ (1,937)   $ (1,354)
                                                  ========    ========

Basic and diluted pro forma net loss per share    $  (0.03)   $  (0.02)

         We provide pro forma financial information to help the investor better understand our operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.


LIQUIDITY AND CAPITAL RESOURCES

         We finance our major investments and meet our capital expenditure requirements mainly through cash flows from operations, the use of cash and cash equivalents and short-term investments and the issuance of subordinate voting shares.

CASH POSITION AND SHORT-TERM INVESTMENTS

         As at November 30, 2002, cash and cash equivalents as well as short-term investments consisted of $48.6 million. Our working capital was at $90.3 million. Our cash and cash equivalents and short-term investments decreased by $1.1 million in the first quarter of 2003. Although operating activities generated $2.8 million in this quarter, we had to use cash on hand to finance the payments of $1.8 million and $1.6 million, respectively, for the acquisition of GNUBI and the purchases of property, plant and equipment.

         As at November 30, 2002, total commitments under operating leases and long-term debt over the next twelve months amounted to $1.5 million. Also, in accordance with the assets purchase agreement for the acquisition of GNUBI, we may have to pay a contingent cash consideration up to $2.9 million in December 2003. On the other hand, we should recover $10,4 million in income taxes and tax credits over the next twelve months.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $2.8 million for the three months ended November 30, 2002, compared to cash flows used of $1.7 million for the same period last year. Cash flows provided by operating activities in the first quarter of 2003 were primarily due to the net loss after items not affecting cash and cash equivalents of $4.1 million, mainly offset by the decrease of income taxes and tax credits recoverable of $5.3 million and the decrease of inventories of $2.2 million. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the quarter, of income taxes and research and development tax credits recoverable from previous periods, while the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the continued slowdown in our industry.

         During the first quarter of 2003, the major items not affecting cash and cash equivalents consisted of amortization expenses of $2.7 million and future income tax recovery of $4.9 million.

FINANCING ACTIVITIES

         Cash flows used by financing activities were $24,000 and $25,000 for the three months ended November 30, 2002 and 2001, respectively. Cash flows used by financing activities in the first quarter of 2003 were mainly due to the repayment of our long-term debt.

         As at November 30, 2002, we had credit facilities that provide for advances of up to CA$10 million (US$6.4 million) under a line of credit. This line of credit bears interest at prime rate.

         The annual minimum principal repayments of our long-term debt over the next five fiscal years range from $100,000 to $146 000 a year.

INVESTING ACTIVITIES

         Cash flows used by investing activities were $4.9 million for the three months ended November 30, 2002, compared to cash flows provided of $15.0 million for the same period last year.

         In the first quarter of 2003, we acquired for $1.4 million in short-term investments and we paid $1.8 million and $1.6 million, respectively, for the acquisition of GNUBI and the purchases of property, plant and equipment.

OUTLOOK

         There can be no assurance as to whether and when we will return to profitability or that our sales will return to prior levels. However, we believe that our cash balances and short-term investments, combined with cash flows from operations and available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for at least the next 12 months. On the other hand, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.


STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 3,530,965 as at November 30, 2002. The weighted average exercise price of those stock options was $16.31 compared to the market price of $3.53 per share as at November 30, 2002. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2002:


                                                                        WEIGHTED
                                                        % OF ISSUED      AVERAGE
                                                            AND         EXERCISE
                                             NUMBER     OUTSTANDING      PRICE
                                            ---------  -------------  ----------
Chairman of the Board, President and CEO
(one individual)                             150,482          4.26%   $     9.91
Board of Directors (four individuals)        131,875          3.74%   $     7.41
Management and Corporate Officers
(ten individuals)                            639,155         18.10%   $    15.36
                                            ---------  -------------  ----------
                                             921,512         26.10%   $    13.33
                                            =========  =============  ==========

         On September 1, 2002, we adopted prospectively the new section 3870 of the CICA, "Stock-Based Compensation and Other Stock-Based Payments" and the new rules of this section apply to awards granted after that date. As permitted by the CICA, we choose not account for the stock-based compensation costs arising from awards to employees, but we complied with the required pro forma disclosures with respect to net earnings and net earnings per share in our interim consolidated financial statements. During the first quarter of 2003, we granted 1,009,550 options to our employees with an average exercise price of $1.59. Using the Black-Scholes valuation model, the weighted average fair value per option is $0.60 and the aggregate stock-based compensation costs for these options is $607,700. These compensation costs will be amortized using the graded vesting method over the vesting period being four years, resulting in stock-based compensation costs of $260,400, $190,500, $107,500 and $49,300 over the next four fiscal years, respectively. The stock-based compensation costs of these options for the first quarter of 2003 was $57,000, which resulted in a pro forma net loss of $2,215,000, compared to the net loss of $2,158,000 and a pro forma net loss per share of $0.04, compared to a net loss per share of $0.03.

         Like many other companies, we do not believe that the use of the Black-Scholes option valuation model provides a reliable single measure of the fair value of our employees' stock options and stock awards mainly because this model was developed for use in estimating fair value of traded options and because it requires the input of highly subjective assumptions, including the expected stock price volatility. For example, as at August 31, 2002 and using this model, our 2,597,574 outstanding options with an average exercise price of $22 would have generated aggregate stock-based compensation costs of $26,589,000. As at August 31, 2002, none of the vested options issued by EXFO were exercised because the market price of the company's common shares at that date was well below the exercise price.


NEW ACCOUNTING STANDARDS

         In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. We adopted this new standard prospectively on September 1, 2002. We elected not to account for stock-based compensation costs arising from awards to our employees using the fair value-based method and consequently, the adoption of this new standard had no impact on our financial results.

         However, we complied with the standard by providing the required pro forma disclosures.

         In August 2001, the CICA issued section 3062 "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning on or after January 1, 2002. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of this section.

         For any acquisitions completed after June 30, 2001, goodwill is not amortized.

         We adopted section 3062 prospectively from September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, we performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

         Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.


RISKS AND UNCERTAINTIES

         Over the past few years, we have been able to manage our activities, focus on research and development of new and innovative products, penetrate international markets and close important strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the fiber-optic test, measurement, monitoring and automation industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosures documents published with securities commissions.